OPERATING AGREEMENT
of
STATEHOUSE DISTILLING COMPANY, LLC

THIS OPERATING AGREEMENT (the "Agreement") is made and entered into as of February 1, 2022 (the "Effective Date") by and among: Aaron Stepka, Taylor Gillaspie, and Dylan Spevacek (collectively the "Members"), and such other persons that may hereafter be admitted as Members in accordance with this Agreement, as all of the members of Statehouse Distilling Company LLC, a Connecticut limited liability company (the "Company").

ARTICLE I

Name; Purpose; Management; Ownership Interest

1.1 Formation. The Members formed a limited liability company under the name Statehouse Distilling Company LLC (the "Company") on the terms and conditions in this Agreement and pursuant to the Uniform Limited Liability Company Act of the State of Connecticut (the "Act"). The Members filed the Certificate of Organization with the Connecticut Secretary of State on December 12, 2021 (the "Formation Date"). The rights and obligations of the Members are governed by the Act except as otherwise modified, altered or waived by this Agreement.

1.2 Name. The business of the Company will be conducted under the name "State House Distilling Co". The Company may do business under that name and any other such fictitious business name, so long as properly filed as required by Connecticut law.

1.3 Purpose. The general character of the business of the Company is to engage in manufacturing operations as a distillery, in retail operations as a restaurant and bar, and to also further engage in any and all activities permitted under the Act or applicable law for which a limited liability company may be formed within the State of Connecticut (the "Purpose").

1.4 Principal Place of Business. The Company will maintain its principal place of business within the State of Connecticut at the following address: 30 State House Sq, Hartford, CT 06103 (the "Office").

1.5 Agent for Service of Process. The name and address of the registered agent for service of process for the Company is Aaron Stepka, with an address of 1212 Main St #257, Hartford, CT 06103.

1.6 Members and managers Names and Business Addresses. The names and business addresses of the Members and managers (as further defined below) are set forth on Schedule A attached hereto.

1.7 Management of the Company. The Company shall operate under a manager-Managed structure, and the business of the Company shall be managed by the managers. The Company appoints Aaron Stepka and Taylor Gillaspie as managers (the "managers") and may add additional managers by mutual consent of a majority of Members. All decisions regarding any matter set forth herein or otherwise affecting or arising out of the conduct of the business of the Company shall be made by the managers, unless pursuant to this Agreement, the Act or other applicable law, the action is required by its Members. Except as otherwise provided in this Agreement, all decisions and documents relating to the management and operation of the Company shall be made and executed by consent of the managers. Third parties dealing with the Company shall be entitled to rely conclusively upon the power of authority of the managers to manage and operate the business and affairs of the Company.

1.8 Tax Treatment as a Partnership. The Company shall initially be treated as a partnership for tax purposes under federal and state tax laws and shall continue to elect to be treated as a partnership for tax purposes until such time as the Members determine it is in the best interests of the Company to elect to be taxed as a corporation.

1.9 Ownership Interest. The Members ownership interest in the Company shall be determined as of the Execution Date, and such interest will be endorsed on Schedule A attached hereto and made a part of this Agreement.

ARTICLE II

Term; Dissolution; Winding Up

2.1 Term. The term of the Company shall commence on the date set forth in the Certificate of Organization and shall have perpetual existence unless earlier terminated in accordance with Article 2.2 of the Agreement.

2.2 Dissolution. The Company shall be dissolved, and shall terminate and wind up its affairs, upon the occurrence of any of the following events:

    a. on a date designated in writing by the managers;
    b. upon the sale, transfer or other disposition of all or substantially of the assets of the Company;
    c. upon the consent of the managers;
    d. any event which makes it unlawful for the business of the Company to be carried on by the managers and Members; or
    e. upon the entry of a decree of judicial dissolution.

Dissolution of the Company shall be effective on the day on which the event giving rise to the dissolution occurs, but the Company shall not terminate until the Company's Certificate of Organization shall have been canceled, and the assets of the Company shall have been distributed as provided herein. Notwithstanding the dissolution of the Company, the business of the Company and the affairs of its managers and Members, as such, prior to the termination of the Company as aforesaid, shall continue to be governed by this Agreement. A liquidator appointed by the managers (who may also be a Member) shall liquidate the assets of the Company, distribute the proceeds thereof as contemplated by this Agreement and cause the cancellation of the Company's Certificate of Organization.

2.3 Winding Up. Upon the occurrence of any event specified in Section 3.2, the Company shall continue solely for the purpose of winding up its affairs in an orderly manner, liquidating assets, and satisfying the claims of its creditors.

2.4 Distribution of Assets. Upon the winding up of the Company, subject to the provisions of the Act, the managers shall pay or make reasonable provision to pay all claims and obligations of the Company, including all costs and expenses of the liquidation and all contingent, conditional, or unmatured claims and obligations that are known to the managers but for which the identity of the claimant is unknown. If there are sufficient assets, such claims and obligations shall be paid in full and any such provision shall be made in full. If there are insufficient assets, such claims and obligations shall be paid or provided for in the following order:

    a. To the payment and discharge of the expenses of liquidation and all of the Company's debts and liabilities to persons or organizations other than the managers and Members;
    b. To the payment and discharge of any Company debts and liabilities owed to the managers and Members;

c. To the extent any assets remain, to the managers and Members in accordance with Article III.

ARTICLE III

Contributions, Capital Accounts, and Distributions

3.1 Capital Contributions and Loans. Each Member of the Company that has contributed in cash to the capital of the Company the amount set forth is opposite such Members' name on Schedule A attached hereto. Members may loan sums to the Company (each such loan, a "Loan"). Any such Loan shall not be deemed, for any purpose, a capital contribution and each such Loan shall bear interest at the rate set forth on the note evidencing the Loan, be nonrecourse to the Members and be repaid out of the first funds available therefor and in any event prior to any cash distribution.

3.2 Additional Contributions. Additional capital contributions may be made by any Members if agreed to by the managers. Except as otherwise provided in Article 3.1, no Member shall be obligated to contribute any additional capital to the Company without the prior written consent of the managers.

3.3 No Interest on Capital Contributions. Members are not entitled to interest or other compensation for or on account of their capital contributions to the Company except to the extent, if any, expressly provided in this Agreement.

3.4 Capital Accounts. An account ("Capital Account") shall be maintained for each Member and adjusted in accordance with regulations under Section 704 of the Internal Revenue Code, as amended (the "Code"). To the extent consistent with such regulations, the adjustments to such Capital Accounts shall include the following:

a. there shall be credited to each Member's Capital Account the amount of any cash or the net fair market value of any property actually contributed by such Member to the capital of the Company and such Member's share of the net profits of the Company and of any items in the nature of income or gain separately allocated to the Member; and

b. there shall be charged against each Member's Capital Account the amount of any cash and the net fair market value of any property distributed to such Member and such Member's share of the net losses of the Company and of any items in the nature of losses or deductions separately allocated to the Member.

3.5 Return of Contributions. Except as otherwise provided in this Agreement, no Member shall have the right to withdraw or be repaid any capital contributed by it or to receive any other payment in respect of its interest in the Company, including, without limitation, as a result of withdrawal or resignation of such Members from the Company, or upon the happening of an event set forth in Article 2.2.

3.6 Share of Net Profits or Net Losses. During the term of the Company, the net cash flow, net proceeds of any sale or refinancing of any property of the Company, and any other distributions of cash or other property of the Company, shall be allocated amongst the Members in proportion to their ownership interest, as evidenced in Schedule A. Subject to the foregoing, distributions to the Members shall be made at such times and in such amounts as the managers shall determine. Notwithstanding the foregoing, no distribution shall be made until after any Loan outstanding has been paid in full.

a. Members, regardless of the nature of their contribution to the Company, shall have no right to demand or receive any distribution from the Company in any form other than cash. The managers may, at any time, and from time to time, and in their discretion, make distributions in kind to the Members. If any assets of the Company are distributed in kind, such assets shall be distributed on the basis of their fair market value as determined by the managers.

b. Net profits and net losses shall, for both accounting and tax purposes, be net profits and net losses as determined for purposes of adjusting Capital Account balances as provided in the Code. Net profits and net losses of the LLC shall be allocated among the Members in proportion to their ownership interest, as evidenced in Schedule A. For tax purposes, all items of depreciation, gain, loss, deduction or credit shall be determined in accordance with the Code, and, except to the extent otherwise required by the Code, allocated to and among the Members in the same percentages in which the Members share in net profits and net losses.

3.7 Distribution Upon Liquidation. Distributions of net proceeds of liquidation of the Company (whether of cash or other assets) shall be distributed to all Members with positive Capital Account balances (after such balances have been adjusted to reflect the allocation of net profits or net losses and items thereof through the date of liquidation) in proportion to and to the extent of such positive balances.

3.8 Organizational Expenses. All expenses incurred in connection with organization of the Company will be paid by the Company. The Company shall reimburse the Members for all direct out-of-pocket expenses incurred by them in operating the Company.

ARTICLE IV

Liability of Members

4.1 **Liability of Members.** The liability of the Members for the losses, debts and obligations of the Company shall be limited to their respective ownership interest, provided however, that under applicable law, the Members may under certain circumstances be liable to the Company to the extent of previous distributions made to them in the event that the Company does not have sufficient assets to discharge its liabilities. Without limiting the foregoing:

a. no Member, in his, her or its capacity as a Member shall have any liability to restore any negative balance in his, her or its Capital Account, and

b. the failure of the Company to observe any formalities or requirements relating to exercise of its powers or management of its business or affairs under this Agreement or the Act shall not be grounds for imposing personal liability on the Members or managers for liabilities of the Company.

4.2 **Limited Liability.** Except as otherwise expressly agreed by the Members or as required by law, no Member of the Company shall be personally liable for any debt, obligation, or liability of the Company, whether that liability or obligation arises in contract, negligence, or otherwise, and no Member shall be required to guarantee any loan or obligation of the Company.

Operating Agreement – Statehouse Distilling Company LLC (Feb. 2022)

ARTICLE V

Changes to Members and Membership Interests

5.1 **Transfer and Assignment of a Member's Interest.** No Member may sell, assign, give, pledge, hypothecate, encumber or otherwise transfer, including, without limitation, any assignment or transfer by operation of law, such Member's interest in the Company or any part thereof, or in all or any part of the assets of the Company, without the unanimous consent of the managers, and any purported assignment without such consent shall be null and void and of no effect whatsoever. A Member is not permitted to make any assignment that would result in the assignee receiving a majority ownership interest of the Company. For the purposes of this Agreement, a majority interest shall mean fifty-one percent (51%) or greater.

5.2 **Substitution of a Member's Interest.** No assignee or transferee of the interest of a Member may be substituted as a Member of the Company without the written consent of the managers.

5.3 **Death, Incompetency, Bankruptcy or Expulsion of a Member.** On the death, adjudicated incompetence, expulsion or bankruptcy of a Member, the successor in interest to the Member (whether an estate, bankruptcy trustee or otherwise) will receive only the financial right to receive distributions whenever made by the Company, and the Member's allocable share of taxable income, gain, loss, deduction and credit (the "Financial Rights") unless and until consent of the managers is achieved to admit the transferee as a fully substituted Member, or in the event of a buy-out in accordance with Article 5.5.

5.4 **Transfer of Financial Rights.** Any transfer of Financial Rights pursuant to Article 5.3 will not include any right to participate in management of the Company, including any right to vote, consent to, and will not include any right to information of the Company or its operations or financial condition. Following any transfer of only the Financial Rights of a Member's interest in the Company, the transferring Member's power and right to vote or consent to any matter submitted to the Members will be eliminated, and the ownership interests of the remaining Members shall be adjusted amongst the Members until such time, if any, the transferee of the Financial Rights becomes a fully substituted Member.

5.5 **Death Buy-Out.** Notwithstanding the preceding provision of Article 5.3, the Members covenant and agree that on the death of any Member, the Company, at its option, by providing written notice to the estate of the deceased Member within 180 days of the death of the Member, may purchase, acquire, and redeem the interest of the deceased Member in the Company pursuant to this Article.

    a. It is mutually agreed that the value of the Company as of the date of this Agreement is One Million Dollars ($3,000,000). Each Member's respective interest is listed in Schedule A below. In the event of a Member's death, the value of each Member's interest in the Company on the date of death will be determined as follows, in the order listed:

        i. By mutual agreement of the surviving Members and the personal representative of the estate of the deceased Member.

        ii. If the parties cannot reach an agreement on the value within thirty (30) days after the appointment of the personal representative of the deceased Member, then the surviving Members and the personal representative each must select a qualified appraiser within the next succeeding thirty (30) days. The appraisers so selected must attempt to determine the value of the Company interest owned by the decedent at the time of death based solely on their appraisal of the total value of the Company's assets and the amount the decedent would have received had the assets of the Company been sold at that time for an amount

Operating Agreement – Statehouse Distilling Company LLC (Feb. 2022)

equal to their fair market value and the proceeds (after payment of all Company obligations) were distributed in the manner contemplated in this Article. The appraisal may not consider and discount for the sale of a minority interest in the Company. In the event the appraisers cannot agree on the value within thirty (30) days after being selected, the two appraisers must, within thirty (30) days, select a third appraiser. The value of the interest of the decedent in the Company and the purchase price of it will be the average of the two appraisals nearest in amount to one another. That amount will be final and binding on all parties and their respective successors, assigns, and representatives. The costs and expenses of the third appraiser and any costs and expenses of the appraiser retained but not paid for by the estate of the deceased Member will be offset against the purchase price paid for the deceased Member's interest in the Company.

b. Closing of the sale of the deceased Member's interest in the Company will be held at the office of the Company, or at another location as agreed upon by the parties, on a date designated by the Company, not later than ninety (90) days after agreement with the personal representative of the deceased Member's estate on the fair market value of the deceased Member's interest in the Company; provided, however, that if the purchase price are determined by appraisals as set forth in Article 5.5(a) the closing will be thirty (30) days after the final appraisal and purchase price is determined. If no personal representative has been appointed within sixty (60) days after the deceased Member's death, the surviving Members have the right to apply for and have a personal representative appointed.

c. At the closing, the deceased Member's estate or personal representative must assign to the Company all of the deceased Member's Interest in the Company free and clear of all liens, claims, and encumbrances, and, at the request of the Company, the estate or personal representative must execute all other instruments as may reasonably be necessary to vest in the Company all of the deceased Member's right, title, and interest in the Company and its assets. If either the Company or the deceased Member's estate or personal representative fails or refuses to execute any instrument required by this Agreement, the other party is hereby granted the irrevocable power of attorney which, it is agreed, is coupled with an interest, to execute and deliver on behalf of the failing or refusing party all instruments required to be executed and delivered by the failing or refusing party.

d. On completion of the purchase of the deceased Member's interest in the Company, the Ownership interests of the remaining Members will increase proportionately to their then-existing Ownership interests.

5.6 Additional Members. Except as otherwise expressly provided in this Agreement, no additional members may be admitted to the Company without the prior written consent of the managers.

5.7 Withdrawals or Resignations. Any Member may withdraw or resign as a Member at any time upon sixty (60) days' prior written notice to the Company, without prejudice to the rights, if any, of the Company or the other Members under any contract to which the withdrawing Member is a party.

ARTICLE VI

Accounting; Records

6.1 Books. The managers shall cause the Company to keep just and true books of account with respect to the operations of the Company. Such books shall be maintained at the principal place of business of the Company, or at such other place as the managers shall determine, and the Members and their duly authorized representatives shall at all reasonable times have access to such books. Such books shall be kept on a cash or accrual method of accounting or on such other method of accounting as the managers may from time to time determine and shall be closed and balanced as of December 31 each year. The same method of accounting shall be used for both Company accounting and tax purposes. The fiscal year of the Company shall be the calendar year.

6.2 Bank Accounts. The Managers shall cause the Company to maintain one or more accounts in a bank (or banks) that is a member of the Federal Deposit Insurance Corporation (FDIC), which accounts shall be used for the payment of the expenditures incurred by the Members in connection with the business of the Company, and in which shall be deposited any and all cash receipts. All such amounts shall be and remain the property of the Company, and shall be received, held and disbursed by the Managers for the purposes specified in this Agreement. The managers shall not permit the funds of the Company to be commingled in any fashion with the funds of any other person or third-party.

6.3 Inspection Rights. The Members shall individually have the right to examine any and all of the information, books, and records of the LLC including all documents contemplated by or described in this Agreement for a purpose reasonably related to effectuate the business, purposes, and objectives of the Company.

ARTICLE VII

Salaries; Voting; Labor

7.1 Salary. Salaries are to be determined by a majority vote of members

7.2 Voting. All members may vote on fundamental changes during the life of the Company. Fundamental changes include, without limitation, amendment of the Certificate of Organization, amendment of this Agreement, merger or consolidation, purchasing or selling of assets deemed to hold a value greater than $10,000, and winding up or dissolution. In any scenario where all members are voting, each member's vote will be weighted proportionally to their equity interest in The Company. Decisions pertaining to day-to-day operations are to be determined by the managers.

7.3 Labor. Only Managers are required to provide a minimum of thirty (30) hours of labor per week to the Company

Operating Agreement – Statehouse Distilling Company LLC (Feb. 2022)

ARTICLE VIII

General Provisions

8.1 Amendments. Except as provided by law or otherwise as set forth herein, this Agreement may be modified or amended only with the unanimous and written approval of the managers; provided, further, that any amendment that would disproportionately, materially and adversely affect a Member (or the Members holding minority interests in the Company as a group) will require the approval of such affected Member or Members, as applicable.

8.2 Binding Effect. This Agreement shall be binding upon and inure to the benefit of the Members and their respective heirs, administrators, executors, legal representatives, successors, and assigns. Any unauthorized assignment shall be null and void.

8.3 Seal. The Members may adopt a seal of the Company in such form as they shall decide.

8.4 Entire Agreement. This Agreement, the Certificate of Organization, and the schedules attached hereto constitute the entire agreement among the Members with respect to the subject matter herein and replace and supersede all prior written and oral and contemporaneous agreements, representations, and understandings of the Members with respect to the Company.

8.5 Third Parties. Nothing in this Agreement is intended to confer upon any party, other than the Members and their respective successors and permitted assigns, any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided herein.

8.6 Governing Law. This Agreement shall be governed by and construed under the substantive laws of the State of Connecticut, without regard to its choice-of-law provisions.

8.7 Headings and Subtitles; Form of Pronouns; Construction and Definitions. The headings and subtitles of the sections and paragraphs of this Agreement are for convenience only and do not define, limit, or describe the scope of this Agreement or the intent of the provisions hereof. All pronouns used in this Agreement shall be deemed to include masculine, feminine and neutral forms; the singular number includes the plural and the plural number includes the singular. References to articles, sections (or subdivisions of sections), exhibits, annexes, or schedules are those of this Agreement, unless otherwise indicated. Unless the context otherwise requires, the term "including" shall mean "including, without limitation."

8.8 Severability. In the event that any part of this Agreement is found to be illegal or unenforceable, the remainder shall continue in effect and such part shall be changed and interpreted so as to best accomplish the objectives of such part to the extent permissible by law and consistent with the intent of the Members as of the Effective Date.

8.9 Notices. Any and all notices or elections permitted or required to be made as provided in this Agreement shall be in writing, signed by the Member giving such notice or making such election, and shall be delivered by hand or by recognized courier service or sent by registered or certified U.S. Mail, postage prepaid, return receipt requested, to Members receiving the notice or election at their addresses set forth in Schedule A, or if to the Company, at its address as set forth in Article 1.4, or at such other address as may be designated from time to time by written notice to the Company and the Members. Any such notice shall be deemed to be delivered, given, and received for all purposes as of the date so delivered if delivered personally, or if sent by registered or certified mail, postage and charges prepaid, as of the date that is three (3) days after the date the same was deposited in a regularly maintained receptacle for the deposit of United States Mail, and if sent by overnight courier, the next business day after deposit with such courier.

8.10   No Waiver. The failure of any Member to insist upon strict performance of any covenant or obligation under this Agreement shall not be deemed a waiver or relinquishment of such Member's right to demand strict compliance in the future with respect to such covenant or obligation or any other covenant or obligation. No consent or waiver, express or implied, to or of any breach or default in the performance of any obligation under this Agreement shall be deemed to constitute a consent or waiver to or of any other breach or default in the performance of the same or any other obligation under this Agreement.

8.11   Counterparts. This Agreement may be executed in one or more counterparts, and exchanged by facsimile or other electronic means, each such counterpart will be deemed to be an original copy of this Agreement and all such counterparts, when taken together, will be deemed to constitute one and the same agreement.

8.12   Arbitration. Any controversy or claim arising out of or relating to this Agreement or the breach thereof that cannot be resolved by mutual agreement shall be settled exclusively by final and binding arbitration in accordance with the then prevailing rules of the American Arbitration Association, and judgment upon the award rendered may be entered in any court having jurisdiction thereof. The arbitration proceedings shall be held in the State at a mutually agreed upon location.

8.13   Attorneys' Fees. In the event that any dispute between the Company and the Members or among the Members arising out of or related to this Agreement should result in litigation or arbitration, the prevailing party in such dispute shall be entitled to recover from the other party all reasonable fees, costs, and expenses of enforcing any right of the prevailing party, without limitation, reasonable attorneys' fees and expenses, all of which shall be deemed to have accrued upon the commencement of such action and shall be paid whether or not such action is prosecuted to judgment.

8.14   Confidentiality. For purposes of this Section, "Confidential Information" means information that is disclosed by a party or its affiliates (hereinafter a "Disclosing Party") to the other party (hereinafter a "Receiving Party") that is marked "Confidential", "Proprietary", or similarly, or that, by its nature or the circumstances surroundings its disclosure, ought in good faith be considered confidential, including without limitation the Disclosing Party's non-public customer lists, business plans, recipes, marketing plans, financial information, designs, drawings, specifications, models, software, source codes, and object codes. Receiving Party will not redistribute, market, publish, disclose or divulge to any other person or entity, or use or modify for use, directly or indirectly in any way for any person or entity, except as otherwise provided herein, the Confidential Information and shall protect such information from unauthorized use, access or disclosure in the same manner as a Receiving Party protects its own confidential or proprietary information of a similar nature and with no less than a reasonable degree of care. A Receiving Party may disclose Confidential Information to its respective employees, agents, and contractors who have a need to know such Confidential Information for the performance of their duties and who are bound by contractual or other legal obligations of confidentiality. Notwithstanding the foregoing, in no event shall information held or obtained by a Receiving Party be deemed to be Confidential Information if that information: (i) was already lawfully known to the Receiving Party at the time of disclosure to the Receiving Party; (ii) is disclosed to the Receiving Party by a third party who had the right to make such disclosure without any confidentiality restrictions; (iii) is, or through no fault of the Receiving Party has become, generally available to the public; (iv) is independently developed by the Receiving Party without access to, or use of, a Disclosing Party's Confidential Information; (v) is approved in writing by a party entitled to disclose Confidential Information; (vi) is necessary for the Receiving Party to enforce its rights under this Agreement in connection with a legal proceeding; or (vii) is required to comply with statutes, governmental or regulatory regulations, or subpoenas or court orders from a court of competent jurisdiction, or to prosecute or defend itself in any litigation or legal dispute arising out of or related to this Agreement.

8.15 **Non-Compete**. No Member shall use the Confidential Information of the Company, either directly or indirectly, to design, develop, modify, or fabricate any other products based on or derived in any way from Confidential Information disclosed by a Disclosing Party or the Company under this Agreement or during the existence of the Company, nor make any other commercial use of such Confidential Information except as specifically provided for in this Agreement. In the event a Member withdraws or resigns from the Company, that Member shall not engage in competitive activities, either directly or indirectly, with the Company within a 25-mile radius of the Office. If it is determined that the geographical radius above is unreasonable in scope, it shall be reduced to conform to that of the industry and jurisdiction.

8.16 **Non-Usurping Company Opportunity**. The Members understand and acknowledge that because of the Members' experience with and relationship to the Company, they will have access to and learn about much or all of the Company's potential targeted acquisitions, or potential asset purchases, investment banking relationships, distributor relationships, wholesaler relationships, and other relationships with finders. The Members understand and acknowledge that loss of an asset of this kind or relationship and/or goodwill will cause significant and irreparable harm to Company. The Members agree and covenant that during their membership to the Company, they will not directly or indirectly solicit, contact, attempt to contact or meet with the Company's current, former or prospective acquisition targets, distributor relationships, or any other relationship described within this Section for purposes of engaging or using for financial gain such relationships outside of the scope of the Company's Purpose.

[*Signature Page To Follow*]

IN WITNESS WHEREOF, the Members hereby execute this Operating Agreement as of the Execution Date.

MANAGERS:

By: *Aaron Stepka*
Name: Aaron Stepka
Title: Manager

By: *Taylor Gillaspie*
Name: Taylor Gillaspie
Title: Manager

MEMBER:

By: *Dylan Spevacek*
Name: Dylan Spevacek
Title: Member

Operating Agreement – Statehouse Distilling Company LLC (Feb. 2022)

Statehouse Distilling Company LLC

SCHEDULE A

SCHEDULE OF MEMBERS

Member Name and Address	Initial Capital Contribution	Ownership
Taylor Gillaspie 25 Thomas Street West Hartford, CT 06119		40% Interest
Aaron Stepka 1212 Main Street, #257 Hartford, CT 06103		40% Interest
Dylan Spevacek 1212 Main Street, #401 Hartford, CT 06103		20% Interest

Operating Agreement – Statehouse Distilling Company LLC (Feb. 2022)